UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

      October 6, 2006


Mr. Ronald Beck, Manager
OCM Holdco, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

      Re:	OCM Holdco, LLC
		Post-Effective Amendment No. 1 to Registration Statement on Form 10-SB
      Filed September 8, 2006
		File No. 0-52042

Dear Mr. Beck:

      We have reviewed your filing and have the following comments.
Please provide a written response to our comments. Our page reference numbers are to the redlined copy of the Form 10-SB. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business

The Company

The CCR Transaction

Final Closing, page 3
1. Please update your disclosure to state whether the final closing has occurred. We note your statement that you expect the final closing to occur in the third quarter of 2006.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

Credit Agreement, page 29
2. We note your response to our prior comment 8. You state that you are required to maintain specified fixed charge coverage and leverage ratios. Please state what the ratios are, and whether you currently meet them.

Financial Statements

Note 2 - Significant Accounting Policies

Gaming and related licenses, page F-8
3. We note your response to our prior comment number 12 and are unable to agree with your analysis. As previously requested, it remains unclear to us why you believe a sufficient level of probability exists to characterize the pre-licensing costs as an asset. We note that you have based your conclusion on the criteria to capitalize a deferred tax asset; however, we further note that paragraph 2.06 of the AICPA Audit Guide, Audits of Casinos indicates that licensing costs should only be deferred and amortized where it is probable that they will benefit future periods. As previously requested, please provide us with an analysis that demonstrates that it is probable that these costs will benefit future periods.
Refer
also to paragraph 25 to 27 of CON 6. You are welcome to contact us to discuss this matter further at your convenience.
4. Please expand your disclosure to specifically state the criteria you use to determine whether or not to capitalize these costs and how you evaluate and measure these costs for impairment.


Closing Comments

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of a draft amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 with any other questions.

      Sincerely,



      Tangela Richter
      Branch Chief


cc:	Robert Knauss, Esq.
      K. Stertzel
	J. Davis
D. Levy

Mr. Ronald Beck
OCM Holdco, LLC
October 6, 2006
Page 4

Mr. Ronald Beck
OCM Holdco, LLC
October 6, 2006
Page 2